FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2006

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: October 17, 2006

Exhibit 99.1

Ctrip Announces Shareholder Resolutions Adopted at 2006 Annual General Meeting

Shanghai, China, October 17, 2006, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China, announced shareholder resolutions adopted at its annual general meeting of shareholders held in Shanghai today.

Ctrip’s shareholders adopted the following resolutions proposed by the Company:

1. Distribution of 30% of the Company’s net income for 2006 (as determined in accordance with the Generally Accepted Accounting Principles in the United States and reported in the audited consolidated financial statements of the Company for the year ending December 31, 2006) to the shareholders of the Company as dividends, subject to determination of the record date by Ctrip’s Board of Directors.

2. Amendment to the Company’s Articles of Association relating to the board composition in the interest of the Company, which will be filed with the Securities and Exchange Commission today and available for review at www.sec.gov.

Separately, Min Fan, Ctrip’s Chief Executive Officer, was appointed to be an executive director of the Company, effectively immediately.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, Ctrip’s limited operating history, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For Further Information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Exhibit 99.2

Amendment to the Articles of Association

THAT Articles of Association of the Company be amended as follows:

(a)	by deleting the existing Article 80 in its entirety

“80. There shall be a Board of Directors (the “Board”) consisting of not more than eight (8) persons, including three (3) independent directors. One (1) member of the Board shall be appointed by Carlyle Asia Venture Partners I, L.P. and CIPA Co-Investment, L.P. or their assigns (collectively, “Carlyle”). One (1) member of the Board shall be appointed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, L.P. or their assigns (collectively, “IDG”). Neil Nanpeng Shen, James Jiangzhang Liang, Qi Ji and Min Fan and their respective assigns shall be entitled collectively to elect three (3) members of the Board. Three (3) independent members of the Board shall be nominated and approved by the vote of holders of a majority of the Shares.”

and substituting therefor the following new Article 80:

“80. There shall be a Board of Directors (the “Board”) consisting of not more than nine (9) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Three (3) Directors (each, a “Founder Director”) shall be appointed by the Company’s founders consisting of James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan (collectively, the “Founders”), subject to the approval of a majority of the Independent Directors (as such term is defined under applicable NASDAQ marketplace rules). One (1) Director shall be appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company. One (1) Director shall be the then current Chief Executive Officer of the Company. The remaining Directors (each, an “Ordinary Director”) shall be elected or appointed by the Board in accordance with Article 83 or by the Members at general meeting. The Members may by Ordinary Resolution appoint any person to be an Ordinary Director, and may in like manner remove any Ordinary Director and appoint another person in his place. Notwithstanding the foregoing, so long as the Company’s American Depositary Shares representing its ordinary shares are listed on the NASDAQ Global Market, the Board composition shall comply with applicable NASDAQ marketplace rules, including those relating to Independent Directors (as such term is defined under applicable NASDAQ marketplace rules).”

(b)	by deleting the existing Article 81 in its entirety

“81. For as long as a shareholder not otherwise represented on the Board holds at least 4% of the then outstanding Shares of the Company, such shareholder shall be entitled to appoint one (1) observer to attend all meetings of the Board (whether in person, telephonic or otherwise) in a non-voting, observer capacity; provided, however, such observer may be excluded from all or any portion of a meeting where their presence could reasonably result in (i) the disclosure of trade secrets to a competitor or (ii) the loss of attorney-client privilege. All observers shall enter into a confidentiality agreement with the Company prior to exercising observation rights.”

and substituting therefor the following new Article 81:

“81. [Intentionally omitted.]”

(c)	by deleting the existing Article 82 in its entirety:

“82. Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.”

and substituting therefore the following new Article 82:

“82. Subject to Article 117, each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified pursuant to Article 80.”

(d)	by deleting the existing Article 83 in its entirety:

“83. Any Directors not elected in the manner provided in Article 80 shall be elected by the Members at a general meeting. Newly created directorships resulting from any increase in the authorised number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director, and not by the shareholders. In the event of any increase or decrease in the authorised number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation. In the event of a vacancy in the Board, the remaining Directors, except as otherwise provided by the Law, may exercise the powers of the full Board until the vacancy is filled. Notwithstanding the foregoing, each Director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.”

and substituting therefor the following new Article 83:

“83. Newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office even though less than a quorum, or by a sole remaining director. In the event of any increase or decrease in the authorized number of Directors, each Director then serving as such shall nevertheless continue as a Director until the expiration of his or her current term or his or her death, retirement, removal or resignation. In the event of a vacancy in the Board, the remaining Directors, except as otherwise provided by the Law, may exercise the powers of the full Board until the vacancy is filled. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent Director.”

(e)	by deleting the word “to” before the words “the Registrar of Company” in Article 89.